COMMENTS RECEIVED ON 03/18/2019

FROM EDWARD BARTZ

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity Women's Leadership Fund

POST-EFFECTIVE AMENDMENT NO. 162

1.

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

2.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available

R:

The requested information will be sent to you when it becomes available.

3.

“Fund Summary” (prospectus)

“Fee Table”

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that the management fee,12b-1 fee, total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed [__]% (the Expense Cap). If at any time during the current fiscal year expenses for the class of shares of the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [___________]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]”

C:

The Staff requests we revise the language in the footnote regarding recouping during the fiscal year to add “current” before the underlined disclosure.

R:

The footnote will be revised as follows:

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that the management fee,12b-1 fee, total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed [__]% (the Expense Cap). If at any time during the current fiscal year expenses for the class of shares of the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [___________]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]”

4.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose in the Fund Summary or Fund Basics section what happens if there is a change in criteria after the purchase of a security.

R:

As indicated in the prospectus, the qualification criteria for the acquisition of a security are evaluated only at the time of initial purchase. As a result, the fund believes its exiting disclosure is appropriate.

5.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we add a policy to invest at least 80% of the fund’s assets in securities that “prioritize and advance women’s leadership and development”.

R:

Rule 35d‐1 requires a fund to adopt an 80% test to the extent its name suggests a focus in a particular type of investment or investments, or in a particular industry or group of industries. In this case, the use of the word “women’s leadership” relates to the fund’s principal investment strategies rather than any particular type of investment or industry or group of industries. As a result, the fund believes its existing disclosure is appropriate.

6.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for the fund. The Staff also requests we add small and mid-cap risks, if appropriate.

R:

The fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of the fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ” ‐ “Stock Market Volatility.”

7.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing primarily in equity securities of companies that prioritize and advance women’s leadership and development. Such companies include those that, at the time of initial purchase, (i) include a woman as a member of the senior management team, (ii) are governed by a board for which women represent at least one third of all directors, or (iii) in the Adviser’s opinion, have adopted policies designed to attract, retain and promote women.”

C:

The Staff requests we provide examples of policies designed to attract, retain and promote women in the Fund Summary or Fund Basics section.

R:

The following disclosure will be added to the “Principal Investment Strategies” section of the prospectus in the “Investment Details” section:

The policies considered by the Adviser may include, but are not limited to, a company’s parental leave policies, its policies designed to monitor the gender gap, or those regarding its flexible work environment.

8.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that the current strategy and risk disclosure is appropriate.

9.

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Investing in either "growth" stocks or "value" stocks or both.”

C:

The Staff requests we provide risks associated with the growth and value stocks referenced in the “Principal Investment Strategies” section.

R:

The disclosure in the principal investment strategies section has been removed from the prospectus.  As a result, no risk disclosure relating thereto need be added.

10.

  “Fund Summary” (prospectus)

  “Principal Investment Risks”

C:

The Staff requests we provide a risk to note that implementing an investment strategy consistent with the women’s leadership criteria may adversely impact the fund’s investment results.

R:

The following disclosure will be added:

Management Risk. The Adviser’s application of the fund’s strategy criteria may not achieve its intended results. The fund could underperform in comparison to other funds with a similar benchmark or similar objectives and investment strategies.

11.

  “Investment Details” (prospectus)

  “Other Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of the fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy. The fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.

12.

  “Fund Management” (prospectus)

  “Advisory Fee(s)”

“The performance period will begin on [_________], 2019, and will eventually include 36 months. The performance adjustment will not take effect until [__________], 2019.”

C:

The Staff requests we clarify when the performance period will include 36 months and whether it will be a rolling 36 month period.

R:

As disclosed in the fund’s statement of additional information:

The performance period will commence with the first day of the first full month following the commencement of operations of the class of shares offered through this SAI. During the first eleven months of the performance period, there will be no performance adjustment. Starting with the twelfth month of the performance period, the performance adjustment will take effect. The performance period consists of the most recent month plus the previous 35 months. The performance comparison is made at the end of each month.

Based on the current launch schedule, the performance period is scheduled to commence on June 1, 2019.

13.

  “Additional Index Information” (prospectus)

C:

The Staff requests an explanation of whether the MSCI USA Women's Leadership Index is one of the performance benchmarks.

R:

The reference to the MSCI USA Women’s Leadership Index at this time was included in error and has been removed from the prospectus.

FOLLOW-UP COMMENTS RECEIVED ON 04/05/2019

FROM EDWARD BARTZ

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity Women's Leadership Fund

POST-EFFECTIVE AMENDMENT NO. 162

14.

  “Fund Summary” (prospectus)

  “Principal Investment Strategies”

C:

The staff reiterates comment #5 that the Staff requests we add a policy to invest at least 80% of the fund’s assets in securities that “prioritize and advance women’s leadership and development”.

R:

The fund continues to believe that it is not required to adopt an 80% investment requirement under rule 35d-1.  This view is based on the plain language of the regulation, the SEC’s adopting release with respect to the rule, and formal guidance provided by the staff of the Division of Investment Management (e.g., Frequently Asked Questions about Rule 35d-1, most recently modified on December 4, 2001, and 2014 Money Market Fund Reform Frequently Asked Questions, most recently modified on February 7, 2019).  Notwithstanding this view, the fund will modify its principal investment strategies as follows:

Normally investing at least 80% of assets in equity securities of companies that prioritize and advance women’s leadership and development.